SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 4
TO
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

NUR MACROPRINTERS LTD.
________________________________________________________
(Name of Issuer)

ORDINARY SHARES,
NIS 1.0 NOMINAL VALUE
________________________________________________________
(Title of Class of Securities)

M75165106
________________________________________________________
(CUSIP Number)

Dan Purjes, 305 Madison Ave., New York, NY 10165
________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 17, 2001
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

Note. Schedule filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M75165106	13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dan Purjes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 293,700 SHARED VOTING POWER 4,612,357 SOLE DISPOSITIVE POWER 293,700 SHARED DISPOSITIVE POWER 4,612,357

CUSIP NO. M75165106	13D	Page 3 of 10

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1.      Security and Issuer.

The securities are Ordinary Shares of NUR MACROPRINTERS LTD. ("NUR"). NUR's principal executive offices are located at 12 Abba Hilel Silver St., P.O. Box 1281, Lod 71111, Israel.

Item 2.     Identity and Background.

(a)	The name of the person filing this Schedule is Dan Purjes.

(b)	The business address of Dan Purjes is 305 Madison Ave., New York, NY 10165.

(c)	Mr. Purjes is the Managing Member of Y Securities Management Ltd. The principal address of Y Securities Management Ltd. is 60 East 42nd Street, Suite 2544, New York, NY 10165.

(d)	No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e)	No judgment, decrees, or final orders with regard to violations of securities laws in the last five years.

(f)	United States citizen.

CUSIP NO. M75165106	13D	Page 4 of 10

Item 3.      Source and Amount of Funds or Other Consideration.

The following represents the number of Ordinary Shares purchased or transferred since the filing of Amendment No. 3 to Schedule 13D on October 23, 2000, and prior acquisitions not previously reported pursuant to this regulation. The source of funds for all purchases were personal funds of Dan Purjes.

Ordinary Shares Purchased

Date	# of Shares	Amount of Funds	Nature of Ownership
6/21/96 1/7/98	1,100 10,000	$2,962.00 $19,062.50	Direct / Dan Purjes[1] Direct / Dan Purjes and Edna Purjes JTWROS[2]
8/2/99 12/15/99	10,000 4,000	N/A $48,437.60	Direct / Dan Purjes [3] Direct/First Allied Securities Inc.[4]
5/19/00 5/22/00 7/10/00 8/1/00 8/28/00 8/29/00 8/30/00 8/31/00	1,000 7,100 1,000 10,000 2,000 2,000 2,000 2,000	$15,883.75 $102,295.62 $14,290.00 N/A $27,987.50 $28,750.00 $29,000.00 $28,000.00

Direct / Dan Purjes
and Edna Purjes JTWROS[2]
Direct / Dan Purjes
and Edna Purjes JTWROS[2]
Direct / Dan Purjes
and Edna Purjes JTWROS[2]
Direct / Dan Purjes [5]
Direct/First Allied
Securities Inc.[4]
Direct/First Allied
Securities Inc.[4]
Direct/First Allied
Securities Inc.[15]
Direct/First Allied
Securities Inc.[4]

8/1/01 11/10/00 11/22/00 11/30/00 11/30/00 12/1/00 12/1/00 12/11/00 12/14/00	10,000 2,000 2,000 6,500 3,000 5,000 6,000 400 41,617	N/A $26,915.00 $23,750.00 $74,075.00 $34,509.90 $56,875.00 $69,750.00 $4,940.00 N/A

Direct / Dan Purjes [6]
Direct / Dan Purjes[1]
Direct / Dan Purjes[1]
Direct / Dan Purjes[1]
Direct / Dan Purjes[1]
Direct / Dan Purjes[1]
Direct / Dan Purjes[1]
Direct / Dan Purjes[1]
Direct/Dan Purjes
and Edna Purjes JTWROS [2,7]

12/28/00 2/11/01 2/27/01	1,000 2,300 10,700	$28,319.00 $83,864.87	Direct / Dan Purjes[1] Direct / Dan Purjes and Edna Purjes JTWROS[2] Direct / Dan Purjes[1]

CUSIP NO. M75165106	13D	Page 5 of 10

2/28/01 10/12/01 10/12/01 4/09/02 4/12/02	1,000 51,100 21,000 25,000 3,000	$7,540.00 $127,750.00 $52,500.00 $48,014.75 $5,579.75	Direct / Dan Purjes[1] Direct/First Allied Securities Inc.[4] Direct/First Allied Securities Inc.[4] Direct/Dan Purjes and Edna Purjes JTWROS[2] Direct/Dan Purjes and Edna Purjes JTWROS[2]
4/23/02 4/24/02 4/25/02 4/26/02 4/29/02 4/30/02 5/01/02 5/08/02 5/09/02 5/10/02 5/14/02 5/15/02 5/20/02 5/21/02 5/22/02 5/24/02 7/30/02	5,000 8,500 3,000 5,000 1,000 4,050 600 10,000 3,000 5,500 600 2,000 2,200 17,000 5,000 3,000 559,600	$9,275.00 $15,215.35 $5,275.00 $8,375.00 $1,575.00 $7,794.76 $943.00 $5,304.83 $2,490.58 $7,289.75 $792.25 $2,789.75 $2,445.79 $17,209.95 $4,929.75 $3,629.75 $615,560.00

Direct / Dan Purjes[8]
Direct / Dan Purjes[8]
Direct / Dan Purjes[8]
Direct / Dan Purjes[8]
Direct / Dan Purjes[8]
Direct / Dan Purjes[8]
Direct / Dan Purjes[8]
Direct / Perdan, Inc.[9]
Direct / Perdan, Inc.[9]
Direct / Perdan, Inc.[9]
Direct / Perdan, Inc.[9]
Direct / Perdan, Inc.[9]
Direct / Perdan, Inc.[9]
Direct / Perdan, Inc.[9]
Direct / Perdan, Inc.[9]
Direct / Perdan, Inc.[9]
Direct / Dan Purjes
and Edna Purjes JTWROS[10]

11/18/02	2,500	$1775.00

Ordinary Shares Sold or Transferred

Date	# of Shares	Amount of Funds	Nature of Ownership
1/11/00 6/13/00 6/13/00 1/4/01 7/11/01 9/17/01 7/18/02 7/31/02	3,000 2,000 20,000 2,000 12,500 15,000 133,850 48,300	N/A $30,875.00 N/A $15,000.00 $62,375.00 N/A $178,025.25 N/A

Direct / Dan Purjes
Joint Tenant with Mary
Vitullo[11]
Direct / Dan Purjes
Joint Tenant with Mary
Vitullo[11]
Direct / Dan Purjes
Joint Tenant with Mary
Vitullo[11]
Direct / Dan Purjes
and Edna Purjes JTWROS[2]
Direct / Dan Purjes
Joint Tenant with
Adrian Bailey-Beck[12]
Indirect / Second
Purjes Descendants
L.P.[13]
Y Securities
Management LTD[14]
Direct/Dan Purjes and
Edna Purjes JTWROS[9]

CUSIP NO. M75165106	13D	Page 6 of 10

8/8/02	600	N/A	Direct/Dan Purjes and Abraham Purjes JTWROS

Additionally, Amendment No. 3 to Schedule 13D filed by Mr. Purjes on October 31, 2000 ("Amendment No. 3") incorrectly detailed a purchase of 5,000 Ordinary Shares directly by Mr. Purjes for a purchase price of $67,018.83. Such purchase was for 5,100 Ordinary Shares for a purchase price of $67,018.83.

_________________

1 These Ordinary Shares were originally held by Dan Purjes in his profit sharing plan. On November 14, 2001, the Ordinary Shares, as well as all other shares listed in Amendment No. 3 as being held in Mr. Purjes’s profit sharing plan, were transferred to an individual retirement account.
2 These Ordinary Shares were originally held by Dan Purjes individually. On December 8, 1999, the Ordinary Shares, as well as all other shares listed in Amendment No. 3 as being held by Mr. Purjes individually, were transferred to be held in the name of Dan Purjes and Edna Purjes JTWROS.
3 Represents 10,000 Ordinary Shares issuable upon exercise of fully vested options, at an exercise price of $7.00 per Ordinary Share, granted to Dan Purjes for services as a director in August 1999.
4 Mr. Purjes was the chairman of FAS Holding Inc. and the indirect controlling shareholder of First Allied Securities Inc., a subsidiary of FAS Holding Inc. and a broker-dealer duly licensed under Section 15 of the Securities Exchange Act of 1934, as amended.
5 Represents 10,000 Ordinary Shares issuable upon exercise of fully vested options, at an exercise price of $13.50 per Ordinary Share, granted to Dan Purjes for services as a director in August 2000.
6 Represents 10,000 Ordinary Shares issuable upon exercise of fully vested options, at an exercise price of $4.67 per Ordinary Share, granted to Dan Purjes for services as a director in August 2001.
7 Represents 41,617 Ordinary Shares issued to Dan Purjes upon his cashless exercise in full of 84,119 five year warrants, at an exercise price of $7.20 per Ordinary Share, issued in October 1995 as compensation for services in connection with the Company’s initial public offering.
8 These Ordinary Shares are held in an individual retirement account.
9 Mr. Purjes is the President of Perdan, Inc. and the controlling shareholder. These shares were transferred to Dan Purjes and Edna Purjes JTWROS on July 31, 2002.
10 525,000 of these shares were reported on Dan Purjes's Amendment No. 13 as being indirectly beneficially owned by Dan Purjes in the name of J. Partners L.P. See Item 5 below for more information on this transaction.
11 These shares are now solely held by Mary Vitullo.
12 These shares are now solely held by Adriane Bailey-Beck.
13 Amendment No. 3 stated that 30,000 Ordinary Shares of were held by Dan Purjes's minor children. The 15,000 Ordinary Shares held by Dan Purjes cf Lianna J. Purjes UGMA/New York for which Mr. Purjes had beneficial ownership were transferred on September 17, 2001 to Second Purjes Descendants L.P. Dan Purjes no longer retains beneficial ownership of these shares as Lianna J. Purjes is now over the age of 18.
14 These shares were transferred from First Allied Securities Inc. Dan Purjes is the Managing Member of Y Securities Management LTD. and has the sole power to direct the vote of such shares.

Item 4.      Purpose of Transaction.

     Mr. Purjes purchased the Ordinary Shares described herein for investment purposes.

Item 5.      Interest in Securities of the Issuer.

(a)

The aggregate of 4,906,057 Ordinary Shares of NUR are beneficially held by Mr. Purjes, constituting 29.0% of the outstanding Ordinary Shares of NUR based upon 16,895,231 Ordinary Shares outstanding as of June 30, 2002, as set forth in the Company's Interim Report on Form 6-K dated August 8, 2002, Commission File No. 0-26498.

(b)

Mr. Purjes owns 293,700 Ordinary Shares of NUR which he holds the sole power to vote and the sole power to dispose of or direct the disposition. Mr. Purjes owns 4,612,357 Ordinary Shares of NUR with respect to which he holds the shared power to vote and the shared power to dispose of or to direct the disposition.

CUSIP NO. M75165106	13D	Page 7 of 10

(c)	There were 23 transactions since September 17, 2001 as follows:

On September 17, 2001 Fahnestock Viner Holdings Inc. through a wholly-owned subsidiary acquired substantially all of the outstanding common shares of Josephthal Group, Inc., which indirectly owns 100% of Josephthal and Co., Inc. As a result of such transaction, Dan Purjes no longer beneficially owns the 35,664 Ordinary Shares reported as held indirectly through Josephthal and Co., Inc. on Amendment No. 3.

First Allied Securities Inc. purchased 51,100 Ordinary Shares for an aggregate purchase price of $127,750.00 in a block trade from a retail customer on October 12, 2001.

First Allied Securities Inc. purchased 21,000 Ordinary Shares for an aggregate purchase price of $52,500.00 in a block trade from a retail customer on October 12, 2001.

Dan Purjes and Edna Purjes purchased 25,000 Ordinary Shares for an aggregate purchase price of $48,014.75 in the open market on April 9, 2002.

Dan Purjes and Edna Purjes purchased 3,000 Ordinary Shares for an aggregate purchase price of $5,579.75 in the open market on April 12, 2002.

Dan Purjes IRA purchased 5,000 Ordinary Shares for an aggregate purchase price of $9,275.00 in the open market on April 23, 2002.

Dan Purjes IRA purchased 8,500 Ordinary Shares for an aggregate purchase price of $15,215.35 in the open market on April 24, 2002.

Dan Purjes IRA purchased 3,000 Ordinary Shares for an aggregate purchase price of $5,275.00 in the open market on April 25, 2002.

Dan Purjes IRA purchased 5,000 Ordinary Shares for an aggregate purchase price of $8,375.00 in the open market on April 26, 2002.

Dan Purjes IRA purchased 1,000 Ordinary Shares for an aggregate purchase price of $1,575.00 in the open market on April 29, 2002.

Dan Purjes IRA purchased 4,050 Ordinary Shares for an aggregate purchase price of $7,794.76 in the open market on April 30, 2002.

Dan Purjes IRA purchased 600 Ordinary Shares for an aggregate purchase price of $943.00 in the open market on May 1, 2002.

Perdan, Inc. purchased 10,000 Ordinary Shares for an aggregate purchase price of $5,304.83 in the open market on May 8, 2002.

Perdan, Inc. purchased 3,000 Ordinary Shares for an aggregate purchase price of $2,490.58 in the open market on May 9, 2002.

CUSIP NO. M75165106	13D	Page 8 of 10

Perdan, Inc. purchased 5,500 Ordinary Shares for an aggregate purchase price of $7,289.75 in the open market on May 10, 2002.

Perdan, Inc. purchased 600 Ordinary Shares for an aggregate purchase price of $792.25 in the open market on May 14, 2002.

Perdan, Inc. purchased 2,000 Ordinary Shares for an aggregate purchase price of $2,789.75 in the open market on May 15, 2002.

Perdan, Inc. purchased 2,200 Ordinary Shares for an aggregate purchase price of $2,445.79 in the open market on May 20, 2002.

Perdan, Inc. purchased 17,000 Ordinary Shares for an aggregate purchase price of $17,209.95 in the open market on May 21, 2002.

Perdan, Inc. purchased 5,000 Ordinary Shares for an aggregate purchase price of $4,929.75 in the open market on May 22, 2002.

Perdan, Inc. purchased 3,000 Ordinary Shares for an aggregate purchase price of $3,629.75 in the open market on May 24, 2002.

Dan Purjes and Edna Purjes purchased 559,600 Ordinary Shares for an aggregate purchase price of $615,560.00 from J. Partners L.P. on July 30, 2002.

Dan Purjes and Edna Purjes purchased 2,500 Ordinary Shares for an aggregate purchase price of $1775.00 in the open market on November 18, 2002.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.

     The shareholders agreement dated as of August 18, 1999 between Dan Purjes and Isal Amlat Investment Ltd. terminated in accordance with its terms on January 18, 2002.

     On January 17, 2002, pursuant to the purchase of 2,333,333 ordinary shares of NUR and of warrants exercisable for 612,500 ordinary shares of NUR by Investment Corp. of United Mizrahi Bank Ltd ("Mizrahi"), a shareholders agreement was signed between Mizrahi and Dan Purjes providing for, among other things, Dan Purjes voting the ordinary shares in favor of one designee selected by Mizrahi to serve as a director on NUR's board of directors. This agreement will terminate in the event that either Mizrahi holds less than 7% of NUR's outstanding ordinary shares or Dan Purjes holds less than 17%.

CUSIP NO. M75165106	13D	Page 9 of 10

Item 7.     Materials to be Filed as Exhibits.

     The following documents are filed as exhibits hereto:

Exhibit 1.

Loan Agreement dated March 12, 1996 by and among Moshe Nuri, Henia Nuri, Trustee, and the Individuals set forth in Schedule 1 thereto. Incorporated by reference to Mr. Purjes’s Schedule 13D filed on August 3, 1999.

Exhibit 2.

Option Agreement dated March 12, 1996 by and among Moshe Nuri, Henia Nuri, Trustee, and the Individuals set forth in Schedule 1 thereto. Incorporated by reference to Mr. Purjes’s Amendment No. 1 to Schedule 13D filed on September 13, 1999.

Exhibit 3.

Settlement Agreement dated April 6, 1997 by and among Moshe Nuri, Henia Nuri, Trustee, and Dan Purjes as attorney-in-fact. Incorporated by reference to Mr. Purjes’s Amendment No. 1 to Schedule 13D filed on September 13, 1999.

Exhibit 4.

Shareholders Agreement made as of August 18, 1999 by and between Dan Purjes and Isal Amlat Investment (1993) Ltd. Incorporated by reference to Mr. Purjes’s Amendment No. 1 to Schedule 13D filed on September 13, 1999.

Exhibit 5.	Shareholders Agreement made as of January 17, 2002 by and between Dan Purjes and Investment Corp. of United Mizrahi Bank Ltd.

CUSIP NO. M75165106	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DATED: December 23, 2002

/s/ Dan Purjes Dan Purjes

Exhibit 5

SHAREHOLDERS AGREEMENT

        THIS SHAREHOLDERS AGREEMENT (this “Agreement”) made as of the 17th day of January, 2002, by and between Dan Purjes, an individual residing at 350 Madison Avenue, New York, NY 10165, United States of America (“Purjes”) and the Investment Corp. of United Mizrahi Bank Ltd. an Israeli Company having its registered address at 37 Shaul Hamelch St, Tel Aviv (“Mizrahi”).

WITNESSETH:

        WHEREAS, Purjes and entities affiliated with Purjes (the “Affiliates”), hold Ordinary Shares NIS 1.0 par value each (“Ordinary Shares”) of NUR Macroprinters Ltd., an Israeli company whose Ordinary Shares are traded on NASDAQ National Market System (“NUR”); and

        WHEREAS, concurrently with the execution of this Agreement, Mizrahi shall execute a Share and Warrant Purchase Agreement with NUR (the “Investment Agreement”), according to which Mizrahi shall purchase 2,333,333 Ordinary Shares of NUR, (the “Shares”), and Warrants (the “Warrants”) exercisable into 612,500 Ordinary Shares, and

        WHEREAS, Purjes and Mizrahi have agreed to exercise the voting power of the Ordinary Shares held or controlled by them with respect to the appointment of one member, to be designated by Mizrahi, to the Board of Directors of NUR (the “Board”), subject to the terms and conditions of this Agreement.

        NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	Term and Termination

1.1	This Agreement shall come into effect contingent upon, and at the date of, the occurrence of the Closing of the Investment Agreement and the issuance of the Shares and Warrants (the “Effective Date”).

1.2	The term of this Agreement (the “Term”) shall be as of the Effective Date and until such time when:

(i)

Mizrahi shall hold Ordinary Shares representing less than seven percent (7%) of NUR's issued share capital (provided that for this purpose the Warrants shall be deemed as exercised into Ordinary Shares), and/or

(ii)

the aggregate number of the Ordinary Shares held by Purjes and/or the Affiliates (not including any warrants or options held by Purjes) shall be equal to less than seventeen percent (17%) of NUR's issued share capital (provided that for this purpose the Warrants shall be deemed as exercised into Ordinary Shares).

2.	Election of Mizrahi's Designee to the Board of Directors

2.1

During the Term, Rates shall exercise, and make his best efforts to have the Affiliates exercise, the voting power of the Ordinary Shares held by him and/or the Affiliates to appoint, maintain, remove or replace one member of the Board, to be designated by

Mizrahi (the “Mizrahi Designee”), all in accordance with the provisions of this section 2.

2.2

Pursuant to section 2.1 above, prior to the convening of any annual meeting of the shareholders of NUR where members are to be elected to or removed from the Board, Mizrahi shall send Purjes a notice naming its candidate to serve as the Mizrahi Designee. In the event that one of the serving Board members was previously appointed to the Board as a Mizrahi Designee (the “Serving Designee”), Mizrahi shall specify in its notice its election to either have the Serving Designee reelected for another term, or have another person elected as the Mizrahi Designee. At such annual meeting, Purjes shall vote, and make its best efforts to have the Affiliates vote, in favor of the appointment of Mizrahi’s Candidate to the Board (unless the Mizrahi Candidate is not reasonably suited to serve as a member of the Board).

2.3

Pursuant to section 2.1 above, prior to the convening of any special meeting of the shareholders of NUR where a proposal is to be brought for the appointment, removal or replacement of a the Serving Designee, Mizrahi shall send Purjes a notice specifying its election to have such proposal rejected or approved. At such special meeting, Purjes shall vote, and make its best efforts to have the Affiliates vote, in favor or against the adoption of the proposed resolution as stipulated in Mizrahi’s notice (unless the proposed replacement to serve as the Mizrahi Candidate is not reasonably suited to serve as a member of the Board).

2.4

In the event of a Proposed Sale by Purjes and or the Affiliates to a single Third Party (both as defined in Section 3 below), or to a number of affiliated Third Parties, which shall include Offered Shares representing in the aggregate seventeen percent (17%) or more of NUR’s issued share capital at the time of the sale (the “Sold Shares”), than as a condition to such sale and provided that Mizrahi shall not exercise its Co-sale right with respect thereto, Purjes shall procure the Third Party’s undertaking to be bound by the provisions of this Agreement, solely with respect to the voting of the Sold Shares pursuant to sections 2.1, 2.2 and 2.3 above.

For as long as the Third Party shall be obliged by the provisions of the this Agreement with respect to the Sold Shares, Mizrahi agrees to consider favorably (subject to its discretion) the appointment, maintenance, removal or replacement of the Third Party’s members to the Board, to discuss with the Third Party the vote at any relevant annual or special meeting, and to make its best efforts (but without being obliged) to vote its shares for the appointment, maintenance, removal or replacement of the Third Party’s members to the Board.

3.	Co Sale

3.1

Prior to any proposed private sale, including a series of sales (a “Proposed Sale”), by Purjes and/or the Affiliates to any person or entity (the “Third Party”) of Ordinary Shares held by him and/or the Affiliates at the date hereof (the “Offered Shares”) Purjes shall give Mizrahi a written notice containing the name and address of the Third Party, the number of shares included in the Proposed Sale, and the terms and conditions of the Proposed Sale (“Purjes’ Notice”), so as to enable Mizrahi to have

2

the opportunity to participate in the Proposed Sale pursuant to the provisions of this Section 3 (the “Co-Sale Right”). The above notwithstanding, the provisions of this section 3 and the Co-Sale Right granted hereunder shall not apply in respect of the private sale or sales of Ordinary Shares by Purjes and/or the Affliates during each calendar year which represent in the aggregate four percent (4%) or less of NUR’s issued share capital at the time of the sale, and which are not otherwise exempt under Section 3.4 below.

Anything to the contrary notwithstanding, the provisions of this Section 3 and the Co-Sale Right granted thereunder, shall terminate upon the earlier of:

(i)	The second anniversary of the Effective Date;

(ii)

Such time as the aggregate shareholding in Nur (including warrants or options exercisable into Ordinary Shares) of Purjes, together with the Affiliates, is less than such aggregate shareholding of Mizrahi, together with any entities affiliated thereto (for the avoidance of doubt, the provisions of this section 3 and the Co-Sale Right granted hereunder, shall still apply in respect of the sale of Ordinary Shares by Purjes and/or the Affiliates which, once completed will cause the reduction of Purjes' aggregate shareholdings in Nur to less than such aggregate shareholding of Mizrahi).

3.2

Mizrahi shall have the right to participate in the Proposed Sale with respect to all or part of the Shares, and the Ordinary Shares issued upon the exercise of the Warrants (“Mizrahi’s Shares”), by sending a written notice (the “Acceptance Notice”) to Purjes within 3 business days from delivery of Purjes’ Notice, Upon receipt of the Acceptance Notice Purjes shall include Mizrahi’s shares in the Proposed Sale under the same terms and the number of Offered Shares that Purjes shall sell shall be correspondingly reduced.

3.3

In the Proposed Sale Mizrahi may sell up to that number Mizrahi’s Shares determined by multiplying the total number of Offered Shares times a fraction, the numerator of which is the total number of Mizrahi’s Shares, and the denominator of which is the number of Mizrahi’s Shares plus the total number of shares owned by Purjes and/or by the Affiliates.

3.4	The following sales or transfers of Ordinary Shares by Purjes and/or the Affiliates shall be exempt from the provisions of this Section 3:

3.4.1

Sales (or transfers) to immediate family members, provided that such shares shall continue to be subject to this Agreement and shall not be transferred further except as provided herein, and further provided that such sale or transfer shall not release Purjes from its obligations hereunder, for as long as such shares are controlled by or affiliated to Purjes; and

3.4.2	Sales (or transfers) to any company or entity controlled, directly or indirectly by Purjes, provided that the shares so transferred remain subject to this section 3; and

3.4.3	Public Sales of Ordinary Shares; and

3.4.4	Charitable contributions of Ordinary Shares.

3

3.5

Anything herein to the contrary notwithstanding, for as long as Purjes is obliged by the co-sale obligation granted by him to Isal Amlat Investment (1993) Ltd (“Isal”), pursuant to a shareholders agreement of August 18, 1999 entered between Purjes and Isal (the “Isal Co-sale”), the Co-sale Right granted hereunder shall be exercisable by Mizrahi only to the extent remaining after the exercise of the Isal Co-sale. By way of example, in the event that Mizrahi is entitled hereunder to participate in a Proposed Sale with 500,000 of its Ordinary Shares, and lsal elects to exercise the Isal Co-sale and participate in the same Proposed Sale with 200,000 of its Ordinary Shares, then Mizrahi may only participate in the such Proposed Sale with up to 300,000 of its Ordinary Shares.

4.	Miscellaneous

4.1

Further Assurances. Each of the patties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

4.2	Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof.

The parties agree that any action, proceeding or claim against it arising out of, or relating in any way to, this Agreement shall be brought and enforced in the courts of the State of New York or of the United States of America for the Southern District of New York and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The parties hereby irrevocably waive any objection to such exclusive jurisdiction or inconvenient forum. Any such process or summons to be served upon any of the parties (at the option of the party bringing such action, proceeding or claim) may be served by transmitting a copy thereof, by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in the heading hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the party so served in any action, proceeding or claim. The parties agree that the prevailing party in any such action or proceeding shall be entitled to recover from the other party all of its/their reasonable legal costs and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor.

4.3

Assignment. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred other than with the prior written consent of the other party, which may be withheld at the sole and absolute discretion of such other party.

4.4

Entire Agreement Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

4

4.5

No Limitation. Subject to the provisions herein nothing in this Agreement shall be construed as to limit to rights of Purjes and/or the Affiliates to sell or transfer any of their shareholdings in NUR. The undertakings of Purjes as per this Agreement shall not transfer upon the recipient is any aforesaid sale or transfer by Purjes; subject to the provisions herein.

        IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

The Investment Corp. of United Mizrahi Bank Ltd. By: Oded Akselrod General Manager /s/Dan Purjes Dan Purjes